SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D
                           (Rule 13d-101)

                        (Amendment No. 12)*

                   Urstadt Biddle Properties Inc.
                         (Name of Issuer)

               Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                            917286106
                         (CUSIP Number)

                       Charles J. Urstadt
              Chairman and Chief Executive Officer
                 Urstadt Biddle Properties Inc.
                      321 Railroad Avenue
                 Greenwich, Connecticut 06830
                         (203) 863-8200
         (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         April 21, 2006
             (Date of Event Which Requires Filing
                      of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following pages)

CUSIP No. 917286106
------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

             Charles J. Urstadt
------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group (See Instructions)
      a.  |_|
      b.  |_|
------------------------------------------------------------------------------
3     SEC Use Only
------------------------------------------------------------------------------
4     Source of Funds (See Instructions)
              OO - See Item 5(c)
------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
------------------------------------------------------------------------------
6     Citizenship or Place of Organization

              United States of America
------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                        474,545
       Shares
Beneficially Owned by
        Each
     Reporting
    Person With
                         8        Shared Voting Power
                                      2,468,554
                         9        Sole Dispositive Power
                                       474,545
                         10       Shared Dispositive Power
                                      2,468,554
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     2,943,099
------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                       38.6%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

                                        IN
------------------------------------------------------------------------------

CUSIP No. 917286106
------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

             Urstadt Property Company, Inc.
------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group (See Instructions)
      a.  |_|
      b.  |_|
------------------------------------------------------------------------------
3     SEC Use Only
------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

             OO - See Item 5(c)
------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
------------------------------------------------------------------------------
6     Citizenship or Place of Organization

              Delaware
------------------------------------------------------------------------------
                            7        Sole Voting Power
     Number of                               0
      Shares
Beneficially Owned by
       Each
    Reporting
   Person With
                            8        Shared Voting Power
                                          2,439,445
                            9        Sole Dispositive Power
                                              0
                            10       Shared Dispositive Power
                                          2,439,445
------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

                           2,439,445
------------------------------------------------------------------------------
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                32.0 %
------------------------------------------------------------------------------
14    Type of Reporting Person  (See Instructions)

                                    CO
------------------------------------------------------------------------------

CUSIP No. 917286106
------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

            Elinor F. Urstadt
------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (See Instructions)
     a.  |_|
     b.  |_|
------------------------------------------------------------------------------
3    SEC Use Only
------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

            N/A
------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)  |_|
------------------------------------------------------------------------------
6   Citizenship or Place of Organization

            United States of America
------------------------------------------------------------------------------
                          7        Sole Voting Power
      Number of                         21,300
      Shares
Beneficially Owned by
       Each
    Reporting
   Person With
                          8        Shared Voting Power
                                          0
                          9        Sole Dispositive Power
                                         21,300
                          10       Shared Dispositive Power
                                          0
------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

                            21,300
------------------------------------------------------------------------------
12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) |_|
------------------------------------------------------------------------------
13  Percent of Class Represented By Amount in Row (11)

                              .3%
------------------------------------------------------------------------------
14  Type of Reporting Person  (See Instructions)

                              IN
------------------------------------------------------------------------------

CUSIP No. 917286106
------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

           Urstadt Realty Associates Co LP
------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)
    a.  |_|
    b.  |_|
------------------------------------------------------------------------------
3   SEC Use Only
------------------------------------------------------------------------------
4   Source of Funds (See Instructions)
             OO - See Item 5(c)
------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)  |_|
------------------------------------------------------------------------------
6   Citizenship or Place of Organization

            Delaware
------------------------------------------------------------------------------
                            7        Sole Voting Power
     Number of                               0
      Shares
Beneficially Owned by
       Each
    Reporting
   Person With
                            8        Shared Voting Power
                                          1,901,006
                            9        Sole Dispositive Power
                                              0
                            10       Shared Dispositive Power
                                          1,901,006
------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,901,006
------------------------------------------------------------------------------
12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) |_|
------------------------------------------------------------------------------
13  Percent of Class Represented By Amount in Row (11)

                               24.9%
------------------------------------------------------------------------------
14  Type of Reporting Person  (See Instructions)

                                 PN
------------------------------------------------------------------------------

CUSIP No. 917286106
------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

          Willing L. Biddle
------------------------------------------------------------------------------
2  Check the Appropriate Box If a Member of a Group (See Instructions)
   a.  |_|
   b.  |_|
------------------------------------------------------------------------------
3  SEC Use Only
------------------------------------------------------------------------------
4  Source of Funds (See Instructions)
           OO - See Item 5(c)
------------------------------------------------------------------------------
5  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)  |_|
------------------------------------------------------------------------------
6  Citizenship or Place of Organization

           United States of America
------------------------------------------------------------------------------
                           7        Sole Voting Power
      Number of                         1,376,775
       Shares
Beneficially Owned by
       Each
     Reporting
    Person With
                           8        Shared Voting Power
                                          8,911
                           9        Sole Dispositive Power
                                          1,376,775
                           10       Shared Dispositive Power
                                           8,911
------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,385,686
------------------------------------------------------------------------------
12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) |_|
------------------------------------------------------------------------------
13  Percent of Class Represented By Amount in Row (11)

                               18.2%
------------------------------------------------------------------------------
14  Type of Reporting Person  (See Instructions)

                                   IN
------------------------------------------------------------------------------

     This  Statement on Schedule 13D  constitutes  Amendment  No. 12 to the
Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 11 (the "Schedule 13D"), and is being filed on behalf of: (i) Charles
J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation ("UPCO"), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner ("URACO"), and (v) Willing L. Biddle. The reporting persons set forth in (i) - (v) of the preceding sentence are sometimes hereinafter collectively referred to as the "Reporting Persons". Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby supplemented as follows:

         See Item 5 below.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) Mr. Urstadt is the direct beneficial owner of 474,545 shares of Common Stock individually, which, when added to the 538,439 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Mrs. Urstadt, the 7,809 shares of Common Stock held by the Trust Established Under the Issuer's Excess Benefits and Deferred Compensation Plan (the "Compensation Plan Trust") for the benefit of Mr. Urstadt and the 1,901,006 shares of Common Stock held by URACO, results in Mr. Urstadt beneficially owning 2,943,099 shares of Common Stock, or 38.6 % of the 7,620,462 shares of Common Stock outstanding as of April 21, 2006.

         UPCO is the direct beneficial owner of 538,439 shares of Common Stock, which, when added to the 1,901,006 shares of Common Stock held by URACO, results in UPCO beneficially owning 2,439,445 shares of Common Stock, or 32.0% of the 7,620,462 shares of Common Stock outstanding as of April 21, 2006.

         Mrs. Urstadt is the direct beneficial owner of 21,300 shares of Common Stock, or .3% of the 7,620,462 shares of Common Stock outstanding as of April 21, 2006.

         URACO is the beneficial owner of 1,901,006 shares of Common Stock (including 100,000 shares of Common Stock acquired from the Urstadt Conservation Foundation, which no longer owns any shares of Common Stock), constituting 24.9% of the 7,620,462 shares of Common Stock outstanding as of April 21, 2006.

         Mr. Biddle is the direct beneficial owner of 1,376,775 shares of Common Stock individually, which, when added to the 5,030 shares of Common Stock held by his wife, Catherine Urstadt Biddle, the 2,811 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle owning 1,385,686 shares of Common Stock, or 18.2% of the 7,620,462 shares of Common Stock outstanding as of April 21, 2006.

(b) Mr. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 474,545 shares of Common Stock.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 538,439 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,901,006 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

         Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 21,300 shares of Common Stock.

         Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,376,775 shares of Common Stock.

(c) On April 21, 2006, Mr. Urstadt received dividends on shares of Common Stock which are directly owned by him and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On April 21, 2006, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 5,570 shares.

         On April 21, 2006, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Plan Trust, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On April 21, 2006, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 92 shares.

         On April 12, 2006, Mr. Biddle purchased 3,000 shares of Common Stock from Raymond P. Argila, Senior Vice President of the issuer, in a private transaction.

         On April 12, 2006, Mr. Biddle purchased 11,771 shares of Common Stock from James R. Moore, Executive Vice President and CFO of the issuer, in a private transaction.

         On April 17, 2006, Mr. Biddle purchased 6,245 shares of Common Stock from James R. Moore, Executive Vice President and CFO of the issuer, in a private transaction.

         On April 21, 2006, Mr. Biddle received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Plan Trust, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer's Dividend Reinvestment Plan. On April 21, 2006, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 33 shares.

         Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Restricted Stock Plan. Mr. Urstadt is the direct beneficial owner of 406,250 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan and Mr. Biddle is the direct beneficial owner of 517,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.





Item 7.  Material to Be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

         1. Joint Filing Agreement, dated April 28, 2006.

                           SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2006


                                    /s/ Charles J. Urstadt
                                    Charles J. Urstadt


                                    URSTADT PROPERTY COMPANY, INC.

                                    By: /s/ Charles J. Urstadt
                                        Name:     Charles J. Urstadt
                                        Title:    Chairman of the Board


                                    /s/ Elinor F. Urstadt
                                    Elinor F. Urstadt


                                    URSTADT REALTY ASSOCIATES CO LP

                                    By: URSTADT PROPERTY COMPANY, INC.
                                        Its sole general partner

                                    By: /s/ Charles J. Urstadt
                                        Name:     Charles J. Urstadt
                                        Title:    Chairman of the Board


                                    /s/ Willing L Biddle
                                    Willing L. Biddle

                          Exhibit 1

                          AGREEMENT

     The undersigned hereby agree that this Amendment No. 12 to the Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Urstadt Biddle Properties Inc. is filed jointly, on behalf of each of them.

Dated:   April 28, 2006

                                    /s/ Charles J. Urstadt
                                    Charles J. Urstadt


                                    URSTADT PROPERTY COMPANY, INC.

                                    By: /s/ Charles J. Urstadt
                                        Name:     Charles J. Urstadt
                                        Title:    Chairman of the Board


                                     /s/ Elinor F. Urstadt
                                     Elinor F. Urstadt


                                     URSTADT REALTY ASSOCIATES CO LP

                                     By: URSTADT PROPERTY COMPANY, INC.
                                         Its sole general partner

                                     By: /s/ Charles J. Urstadt
                                         Name:     Charles J. Urstadt
                                         Title:    Chairman of the Board


                                     /s/ Willing L Biddle
                                     Willing L. Biddle